DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Collection Period Ended   31-Aug-2020

Amounts in USD

Dates

Collection Period No.	6			
Collection Period (from... to)	1-Aug-2020	31-Aug-2020		
Determination Date	11-Sep-2020			
Record Date	14-Sep-2020			
Distribution Date	15-Sep-2020			
Interest Period of the Class A-1 Notes (from... to)	17-Aug-2020	15-Sep-2020	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Aug-2020	15-Sep-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	374,775,013.52	343,773,157.16	31,001,856.36	80.734001	0.895243
Class A-3 Notes	336,000,000.00	336,000,000.00	336,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**796,180,013.52**	**765,178,157.16**	**31,001,856.36**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**890,780,495.56**	**859,778,639.20**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	356,036.26	0.927178	31,357,892.62	81.661179
Class A-3 Notes	1.220000%	341,600.00	1.016667	341,600.00	1.016667
Class A-4 Notes	1.370000%	97,504.04	1.141667	97,504.04	1.141667
Total		**795,140.30**		**31,796,996.66**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	29,541,535.10	(1) Total Servicing Fee	742,317.08
Interest Collections	5,500,942.66	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	252,177.05	(2) Total Trustee Fees and amounts owed to Asset Representation	0.00
Recoveries	180,397.62	Reviewer (max. $250,000 p.a.)	
Purchase Amounts	741,665.93	(3) Interest Distributable Amount	795,140.30
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	1,114.32	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**36,217,832.68**	(6) Regular Principal Distributable Amount	31,001,856.36
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**36,217,832.68**	(8) Total Trustee Fees and Asset Representation Reviewer fees not	0.00
		previously paid under (2)	
		(9) Excess Collections to Certificateholders	3,678,518.94
		Total Distribution	**36,217,832.68**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	742,317.08	742,317.08	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	795,140.30	795,140.30	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	356,036.26	356,036.26	0.00
thereof on Class A-3 Notes	341,600.00	341,600.00	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	795,140.30	795,140.30	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	31,001,856.36	31,001,856.36	0.00
Aggregate Principal Distributable Amount	31,001,856.36	31,001,856.36	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	83.40
minus Net Investment Earnings	83.40
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	83.40
Net Investment Earnings on the Collection Account	1,030.92
Investment Earnings for the Collection Period	1,114.32

Notice to Investors

Note 1:
196 accounts with an outstanding principal balance of $19,727,875.18 did not have an installment payment scheduled for the current Collection Period.

Note 2:
In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five or six months (depending on the customer segment), which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also implementing a phased resumption of collection activities that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	890,780,495.56	7,189
Principal Collections	22,070,024.04	
Principal Collections attributable to Full Pay-offs	7,471,511.06	
Principal Purchase Amounts	737,624.33	
Principal Gross Losses	722,696.93	
Pool Balance end of Collection Period	859,778,639.20	7,044
Pool Factor	78.16%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.58%
Weighted Average Number of Remaining Payments	42.36	38.56
Weighted Average Seasoning (months)	14.06	20.17

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	856,513,746.57	6,994	99.62%
31-60 Days Delinquent	2,075,769.53	29	0.24%
61-90 Days Delinquent	743,561.62	15	0.09%
91-120 Days Delinquent	445,561.48	6	0.05%
Total	859,778,639.20	7,044	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.14%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	722,696.93	10	5,820,058.17	66
Principal Net Liquidation Proceeds	247,794.93		2,394,807.14	
Principal Recoveries	166,418.56		685,100.12	
Principal Net Loss / (Gain)	308,483.44		2,740,150.91	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.423%
Prior Collection Period	0.559%
Second Prior Collection Period	1.139%
Third Prior Collection Period	0.344%
Four Month Average	0.616%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.249%
Average Net Credit Loss/(Gain)	41,517.44

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%

Total Pool